Exhibit 99.1

Statoil’s share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE: STL, NYSE: STO) on 11 April 2017 for use in the group's Share Saving Plan have on 20 April 2017 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 9,113,695 shares.

As participants in the share saving plan, Statoil’s primary insiders and their close associates have been allocated shares at an average price of NOK 148.72 per share. Details on allocation of shares are set forth in the below table.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Name	Title	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Alton, Russell	Senior vice president	481		5,069		5,069
Di Valerio, Ingrid E.	Member of the board of directors	106		4,107		4,107
Dodson, Timothy	Executive vice president	306		31,061		31,061
Gjærum, Reidar	Senior vice president	266		29,396	427	29,823
Hegge, Hans Jakob	Chief Financial Officer		95	26,044	3,551	29,595
Hovden, Magne	Senior vice president	187		16,180		16,180
Klouman, Hans Henrik	General counsel	382		30,753	1,160	31,913
Kuburic, Hilde A. G.	Company secretary	87		2,035		2,035
Kvelvane, Ørjan	Senior vice president	180		5,165		5,165
Nilsson, Jannicke	Chief Operating Officer		115	19,871	16,478	36,349
Rummelhoff, Irene	Executive vice president	278		22,243	407	22,650
Skeie, Svein	Senior vice president	218	105	20,974	5,512	26,486
Sætre, Eldar	President and Chief Executive Officer	630		49,909		49,909
Økland, Jens	Executive vice president	267		14,922		14,922
Øvrum, Margareth	Executive vice president	373	109	44,591	7,065	51,656